Exhibit 1

For Immediate Release

BioLineRx Announces Change to Ratio of American
Depositary Shares to Ordinary Shares

Tel Aviv, Israel, January 17, 2025 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, announced today that its Board of Directors has approved a change in the number of its ordinary shares represented by American Depositary Shares, issued by the Bank of New York Mellon as depositary, from 15 ordinary shares per ADS to 600 ordinary shares per ADS. The change in exchange ratio for the ADSs will have the same effect as a 1-for-40 reverse stock split of the ADSs, reducing the number of outstanding ADSs from 142,340,133 to 3,558,503 ADSs. The ADSs will continue to trade on the Nasdaq Capital Market. BioLineRx’s ordinary shares, which are not affected by the change, will continue to trade on the Tel Aviv Stock Exchange.

The new ADS to ordinary share ratio of 1 for 600 will be effective prior to the commencement of trading on the Nasdaq Capital Market on Thursday, January 30, 2025. Because each ADS will represent 40 times the current number of BioLineRx’s ordinary shares represented by ADSs and the total number of ordinary shares remains the same, the trading price of the ADSs is expected to increase by the same multiple after the ratio change, enhancing the suitability of the ADSs for trading on the Nasdaq Capital Market. BioLineRx can give no assurance, however, that the ADS price after the change in the ADS ratio will be equal to or greater than 40 times the ADS price before the change.

“Following the exclusive out-licensing transaction with Ayrmid Ltd. that we announced in November, and the financing that we completed earlier this month, we are well capitalized with $29.5 million of cash, providing a cash runway through the second half of 2026 based on our current plans. Our projected annual operating burn of approximately $12 million is expected to fund the ongoing development of motixafortide in pancreatic cancer under our existing collaborations, as well as costs associated with pipeline expansion activities, and excludes any potential revenue generated from sales royalties or commercial milestones under our out-licensing agreements,” stated Philip Serlin, Chief Executive Officer of BioLineRx. “As we continue to execute on our long-term strategy, which includes the potential in-licensing of new assets, maintaining our Nasdaq exchange listing will be critical. This ratio change is designed to address the Nasdaq’s low priced stock rule, and, when effective, is expected to bring us back into compliance with all applicable Nasdaq listing standards and ensure that we continue to enjoy all the benefits that such a listing confers.”

Holders of BioLineRx’s ordinary shares, which are traded on the Tel Aviv Stock Exchange (TASE: BLRX), are unaffected by the new exchange ratio for ADSs. The Company’s total outstanding share capital at present is 2,135,101,990 ordinary shares.

No fractional ADSs will be issued. Holders who would otherwise receive fractional ADSs will receive a cash payment in lieu of such fractional ADSs. The cash in lieu rate will be set when the depositary sells the ADSs that would otherwise have been issued as fractional ADSs in one or more market trades.

ADS holders with ADSs held in book-entry form or through a bank, broker or other nominee are not required to take any action and will see the impact of the change to the ADS ratio reflected in their accounts after January 30, 2025. Beneficial holders may contact their bank, broker or nominee for more information. ADS holders with ADSs held in certificate form may exchange their certificates for book-entry ADSs resulting from the changed ADS ratio. Shortly after January 30, 2025, such ADS holders will receive a Letter of Transmittal and instructions for exchanging their certificates from the depositary.

About BioLineRx
BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a clinical-stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. The company’s first approved product is APHEXDA® (motixafortide), with an indication in the U.S. for stem cell mobilization for autologous transplantation in multiple myeloma, which is being developed and commercialized by Ayrmid Ltd. (globally, excluding Asia) and Gloria Biosciences (in Asia). BioLineRx is utilizing its end-to-end expertise in development, regulatory affairs, manufacturing and commercialization to advance its innovative pipeline and ensure life-changing discoveries move beyond the bench to the bedside.

Learn more about who we are, what we do, and how we do it at www.biolinerx.com, or on Twitter and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements (BioLineRx)
Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," and "would," and describe opinions about future events. These include statements regarding the expected date of the ratio change, the anticipated effect this will have on the trading price, and BioLineRx’s cash runway. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of BioLineRx’s preclinical studies, clinical trials, and other therapeutic candidate development efforts; BioLineRx’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether BioLineRx’s collaboration partners will be able to execute on collaboration goals in a timely manner; whether the clinical trial results for APHEXDA will be predictive of real-world results; BioLineRx’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of BioLineRx’s therapeutic candidates, including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients; whether access to APHEXDA is achieved in a commercially viable manner and whether APHEXDA receives adequate reimbursement from third-party payors; BioLineRx’s ability to establish, operationalize and maintain corporate collaborations; BioLineRx’s ability to integrate new therapeutic candidates and new personnel; the interpretation of the properties and characteristics of BioLineRx’s therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx’s business model and strategic plans for its business and therapeutic candidates; the scope of protection BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing, including any unexpected costs or delays in the  commercial launch of APHEXDA; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx’s industry; and statements as to the impact of the political and security situation in Israel on BioLineRx’s business which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2024. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

United States
Irina Koffler
LifeSci Advisors, LLC
ikoffler@lifesciadvisors.com

Israel
Moran Meir
LifeSci Advisors, LLC
moran@lifesciadvisors.com